EXHIBIT 99.1

Crescent Point Energy Confirms September 2018 Dividend

CALGARY, Alberta, Sept. 17, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) confirms that the dividend to be paid on October 15, 2018, in respect of September 2018 production, for shareholders of record on September 30, 2018, will be CDN$0.03 per share.

These dividends are designated as “eligible dividends” for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point’s dividends are considered “qualified dividends.”

CRESCENT POINT ENERGY CORP.

Craig Bryksa
President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020	Toll free (U.S. & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB, T2P 1G1